Exhibit 99.1

Cyber Security Leader Selects Silicom Edge
System for its Next Generation Offering

- Customer forecasts full ramp-up to reach $2M/year -

KFAR SAVA, Israel – January 13, 2025 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that an existing customer, a major US-based cyber security company, has expanded its business with Silicom, awarding the Company a design win for an advanced Edge system. Initial orders have been received, and quantities are expected to ramp up during the second half of 2025 to reach a full run-rate of approximately $2 million per year.

The selected product is a customized version of a wireless connectivity-enabled Silicom Edge system incorporating a Silicom Network Interface Card. The customer will offer this system as the next generation of one of its leading product lines.

This win expands the relationship that Silicom has been building with the client for several years, ramping up the range of products sold from network interface cards to complex Edge devices. In parallel, discussions continue about additional Silicom products that the customer is considering for other product lines.

“The fact that a company that began buying network adapters now relies on us for its next-generation Edge and appliance needs demonstrates the strength of our product line and the importance of the relationships we have built over the years with our loyal customer base,” commented Liron Eizenman, Silicom’s CEO. “Our ability to carry out required customization quickly and to provide both the Edge system and the network interface card that are incorporated within the system, together with our deep wireless know-how, were also key factors in securing the win. We believe they will lead to additional business with this customer.

“Long-term, trusting relationships such as these are helping us to expand our base of recurring revenues. We expect demand to continue to build for our Edge systems, Smart Network Interface cards and innovative products that integrate the two, becoming a key driver of our future growth.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com